Crawford United Corporation

10514 Dupont Avenue

Cleveland, Ohio 44108

June 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Jeanne Baker
Terence O’Brien

Re:	Crawford United Corporation

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed April 13, 2022

File No. 000-00147

Ladies and Gentlemen:

Crawford United Corporation (the “Company” or “we”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 9, 2022.

Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Note 16. Acquisitions, page 41

Prior Comment 8: For each acquisition, please disclose the information required by ASC 805-10-50-2(h)(1)

1.

We note your response to prior comment 8. It appears that you have provided expanded pro forma financial information rather than the revenues and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period as required by ASC 805-10-50-2(h)(1). For example, for 2020, you should disclose the revenue and net income of MPI included in your 2020 consolidated income statement. You should also disclose the revenue and net income of Komtek, Global-Tek and EH included in your 2021 consolidated income statement.

Response:

Sales and net income information for the acquired companies, including MPI Products, Inc. (“MPI”), Komtek Forge LLC (“Komtek”), Global-Tek Manufacturing LLC and Global-Tek Colorado LLC (“Global-Tek”), and Emergency Hydraulics LLC (“EH”), since the respective acquisition dates for the years ended December 31, 2021 and 2020 is provided below. We will include similar disclosure to the extent applicable in our future Form 10-Q and Form 10-K filings.

Securities and Exchange Commission

June 13, 2022

	Fiscal year ended		Fiscal year ended
	December 31, 2021		December 31, 2020
	Sales	Net Income	Sales	Net Income
Acquired Companies:
MPI (acquired January 2, 2020)	$22,617,884	1,625,333	$16,394,276	$1,099,647
Komtek (acquired January 15, 2021)	6,622,601	38,434	-	-
Global-Tek (acquired March 1, 2021)	9,249,412	1,582,758	-	-
EH (acquired July 1, 2021)	516,319	48,021	-	-
Subtotal Acquired Companies	$39,006,216	$3,294,546	$16,394,276	$1,099,647

All Other Companies	65,156,011	2,358,752	68,675,624	4,739,740
Total	$104,162,227	$5,653,298	$85,069,900	$5,839,387

*        *        *

Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned at (216) 243-2376 or JDaly@crawfordunited.com.

Sincerely,

/s/ John P. Daly
John P. Daly
Vice President and Chief Financial Officer